Filed by Siebel Systems, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Siebel Systems, Inc.

Commission File No. of Subject Company: 000-20725

September 12, 2005

Dear Oracle Customer:

Today we announced our plan to buy Siebel, the leading provider of Customer Relationship Management (CRM) software, solidifying Oracle’s position as the number one applications company in North America and moving us closer to the number one position globally. We expect the transaction to close in early 2006, subject to regulatory and other approvals. Until the deal closes, each company will continue to operate independently, and it is business as usual.

This is a customer driven acquisition. Our joint customers have consistently recommended this transaction to both companies for over a year. Siebel provides best-in-class customer-facing products and industry solutions to over 4,000 customers and close to 3.5 million end users, and we will make the features of those products the centerpiece of our Project Fusion CRM products. Siebel boasts 98% customer loyalty across its customer base, and has proven flexible deployment options and demonstrated ROI. Siebel CRM, Oracle ERP, Oracle Fusion Middleware, and Oracle 10g Database combine to form a complete, world-class set of customer-centric, information age applications. Together we become a stronger, more strategic partner, with complementary resources and maximum deployment flexibility. Our customers and partners have asked for it directly.

Customer investments in Oracle and Siebel CRM will be fully supported and protected. We plan to continue to provide product enhancements and support to Oracle, PeopleSoft, and JD Edwards CRM products, and we encourage our customers to continue to use, deploy, and upgrade to new versions of these products. In Oracle’s next generation CRM, customers will benefit from the best features of Oracle, PeopleSoft, JD Edwards, and Siebel products. Customers will also gain access to Siebel CRM best practices and to a range of Siebel customer-facing modules that are complementary to Oracle’s offerings, including industry-tailored CRM, analytics, and customer data integration.

To learn more about the Siebel acquisition, please join Oracle and Siebel in a session at Oracle OpenWorld in San Francisco on Monday, September 19. A replay of the session will also be available at oracle.com/siebel, along with other important information regarding the transaction.

We are dedicated to maintaining and increasing the quality of innovation, support, and service you have come to expect from Oracle and Siebel. We look forward to providing you the best and most complete customer-centric technology platform for your business.

Sincerely,

Charles Phillips

President

Oracle

The above is for informational purposes only and may not be incorporated into a contract.

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Additional Information and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed by Oracle with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED

BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.

Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Forward-Looking Statements:

This document includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this document include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Siebel’s results, future expectations concerning available cash and cash equivalents, Siebel’s expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this document. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of Siebel; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in Siebel’s most recently filed Forms 10-K and 10-Q and Oracle’s most recently filed Form 10-K.

Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. All forward-looking statements are qualified in their entirety by this cautionary statement.